                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*



                               Miltope Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    602191108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Company Secretary
                     Singapore Technologies Engineering Ltd
                             51 Cuppage Road #09-08
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6722 1818
                            Facsimile: (65) 6720 2293

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 21, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. 602191108                                                  Page 2 of 16 Pages
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         SINGAPORE TECHNOLOGIES ENGINEERING LTD
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source Of Funds

         WC
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship Or Place Of Organization

         SINGAPORE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7      Sole Voting Power
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH                     8      Shared Voting Power
                                3,664,478
                         -------------------------------------------------------------------------------------------
                         9      Sole Dispositive Power
                                0
                         -------------------------------------------------------------------------------------------
                         10     Shared Dispositive Power
                                3,664,478
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
         3,664,478
--------------------------------------------------------------------------------------------------------------------
12       Check if the Aggregate Amount In Row (11) Excludes Certain Shares                                    [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent Of Class Represented By Amount In Row (11)
         62.8%
--------------------------------------------------------------------------------------------------------------------
14       Type Of Reporting Person
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. 602191108                                                  Page 3 of 16 Pages
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         VISION TECHNOLOGIES SYSTEMS, INC.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source Of Funds

         AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship Or Place Of Organization

         DELAWARE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7      Sole Voting Power
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH                     8      Shared Voting Power
                                3,664,478
                         -------------------------------------------------------------------------------------------
                         9      Sole Dispositive Power
                                0
                         -------------------------------------------------------------------------------------------
                         10     Shared Dispositive Power
                                3,664,478
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
         3,664,478
--------------------------------------------------------------------------------------------------------------------
12       Check if the Aggregate Amount In Row (11) Excludes Certain Shares                                    [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent Of Class Represented By Amount In Row (11)
         62.8%
--------------------------------------------------------------------------------------------------------------------
14       Type Of Reporting Person
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. 602191108                                                  Page 4 of 16 Pages
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         VISION TECHNOLOGIES KINETICS, INC.
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source Of Funds

         AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship Or Place Of Organization

         DELAWARE
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7      Sole Voting Power
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH                     8      Shared Voting Power
                                3,664,478
                         -------------------------------------------------------------------------------------------
                         9      Sole Dispositive Power
                                0
                         -------------------------------------------------------------------------------------------
                         10     Shared Dispositive Power
                                3,664,478
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
         3,664,478
--------------------------------------------------------------------------------------------------------------------
12       Check if the Aggregate Amount In Row (11) Excludes Certain Shares                                    [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent Of Class Represented By Amount In Row (11)
         62.8%
--------------------------------------------------------------------------------------------------------------------
14       Type Of Reporting Person
         CO
--------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------                  ------------------------------------------------
               CUSIP No. 602191108                                                  Page 5 of 16 Pages
--------------------------------------------------                  ------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         VTK MERGER SUBSIDIARY CORPORATION
--------------------------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group                                                 (a) [ ]
                                                                                                          (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3        SEC Use Only
--------------------------------------------------------------------------------------------------------------------
4        Source Of Funds

         AF
--------------------------------------------------------------------------------------------------------------------
5        Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)                  [ ]
--------------------------------------------------------------------------------------------------------------------
6        Citizenship Or Place Of Organization

         ALABAMA
--------------------------------------------------------------------------------------------------------------------
NUMBER OF SHARES         7      Sole Voting Power
BENEFICIALLY OWNED BY           0
EACH REPORTING PERSON    -------------------------------------------------------------------------------------------
WITH                     8      Shared Voting Power
                                3,664,478
                         -------------------------------------------------------------------------------------------
                         9      Sole Dispositive Power
                                0
                         -------------------------------------------------------------------------------------------
                         10     Shared Dispositive Power
                                3,664,478
--------------------------------------------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned By Each Reporting Person
         3,664,478
--------------------------------------------------------------------------------------------------------------------
12       Check if the Aggregate Amount In Row (11) Excludes Certain Shares                                    [ ]
--------------------------------------------------------------------------------------------------------------------
13       Percent Of Class Represented By Amount In Row (11)
         62.8%
--------------------------------------------------------------------------------------------------------------------
14       Type Of Reporting Person
         CO
--------------------------------------------------------------------------------------------------------------------

                                                              Page 6 of 16 Pages

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the common shares, par value $.01 per share (the "Common Shares"), of Miltope Group Inc., a company organized under the laws of the State of Delaware (the "Issuer"), with its principal executive offices located at 3800 Richardson Road South, Hope Hull, AL 36043.


ITEM 2. IDENTITY AND BACKGROUND

The name, address, place of organization and principal business of the persons filing this Statement (the "Reporting Persons") are set forth below:

Singapore Technologies Engineering Ltd ("STE")
51 Cuppage Road #09-08
StarHub Centre
Singapore 229469
(a Singapore company)
Principal business of STE: Integrated global engineering group with specialized aerospace, electronics, land defense systems and marine capabilities for defense and commercial enterprises.

Vision Technologies Systems, Inc. ("VTS")
99 Canal Center Plaza
Alexandria, VA 22314
(a Delaware company)
Principal business of VTS: Holding company, with subsidiaries providing engineering solutions, products, integrated systems and services across the core business areas of marine, aerospace, electronics and land systems.

Vision Technologies Kinetics, Inc. ("VTK")
225 Reineckers Lane, Suite 525
Alexandria, VA 22314
(a Delaware company)
Principal business of VTK: Investment holding company engaged in the marketing and sales of technologically advanced tactical land systems developed by STE.

VTK Merger Subsidiary Corporation ("VTK Merger Sub")
225 Reineckers Lane, Suite 525
Alexandria, VA 22314
(an Alabama company)
Principal business of VTK Merger Sub: Organized for the sole purposes of entering into the Merger Agreement and the Voting Agreements (both as defined below) and consummating the transactions contemplated thereby, and has not carried on any activities to date other than those incident to its formation, entering into such agreements and the consummation of such transactions.

VTK Merger Sub is a wholly-owned subsidiary of VTK, which is a wholly-owned subsidiary of VTS. VTS is a wholly-owned subsidiary of STE, which is a 55.4%-owned subsidiary of Singapore Technologies Pte Ltd, a Singapore-based technology conglomerate ("STPL"). STPL is an indirect, wholly-owned subsidiary of Temasek Holdings (Private) Limited, a Singapore-based investment holding company ("Temasek"). Because of the relationships described in this Item 2, STPL and Temasek may be deemed to beneficially own the shares beneficially owned by VTK Merger Sub. Both STPL and Temasek disclaim beneficial ownership of the shares beneficially owned by VTK Merger Sub.

Information regarding the executive officers and directors of the Reporting Persons is set forth on Schedule A attached hereto and is incorporated herein by reference.

                                                              Page 7 of 16 Pages

During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Persons, any other person named in Item 2 (including Schedule
A) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons estimate that the total amount of funds required to consummate the transactions described herein will be approximately $37,000,000, plus any related transaction fees and expenses. STE will provide the required funds from its working capital.


ITEM 4. PURPOSE OF TRANSACTION

Pursuant to an Agreement and Plan of Merger, dated as of October 21, 2003, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among VTK, VTK Merger Sub, the Issuer and Miltope Corporation, an Alabama corporation and a wholly-owned subsidiary of the Issuer ("Miltope"), and subject to the conditions set forth therein (including the adoption of the Merger Agreement and approval of the Mergers (as defined below)), both of the Issuer and VTK Merger Sub will merge with and into Miltope (the "Mergers"). At the effective time of the Mergers (the "Effective Time"), both the Issuer and VTK Merger Sub will cease to exist as corporations and all of the business, assets, liabilities and obligations of both the Issuer and VTK Merger Sub will be merged with and into Miltope, with Miltope as the surviving corporation and a wholly-owned direct subsidiary of VTK (sometimes referred to herein as the "Surviving Corporation"). Closing of the transaction is subject to customary regulatory approvals and other closing conditions, including the approval of a majority of the Issuer's stockholders at a special meeting.

By virtue of the Mergers, and pursuant to the terms of the Contingent Value Rights Agreement, which is attached hereto as Exhibit 4 (the "CVR Agreement"), dated as of October 21, 2003, between the Issuer, Miltope, VTK and Great Universal Incorporated, a Delaware corporation and the majority shareholder of the Issuer ("Great Universal"), each share of the Issuer (a "Share") issued and outstanding immediately before the Effective Time shall be converted into and solely represent the right to receive (i) an amount in cash equal to $5.78 per Share, without interest; and (ii) one contingent value right per Share, representing the non-transferable right to receive a pro rata share of 50% of the net proceeds, if any, from Miltope's lawsuit against DRS Technologies, Inc. and other parties, after adjustments for taxes.

Each share of common stock, par value $0.01 per share, of VTK Merger Sub issued and outstanding immediately before the Effective Time shall thereafter represent one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall be the only issued and outstanding capital stock of the Surviving Corporation. Each share of common stock, par value $0.01 per share, of Miltope, issued and outstanding immediately before the Effective Time, without any action on the part of the holder thereof, will, at the Effective Time, no longer be outstanding and will automatically be cancelled and extinguished, and each holder thereof will cease to have any rights with respect to such shares.

Pursuant to the terms of the Merger Agreement, upon the consummation of the Mergers, the initial directors and officers of the Surviving Corporation will be the directors and officers of VTK Merger Sub, respectively. Any vacancies on the board of directors or in any office of the Surviving Corporation will be filled in the manner provided by the Alabama Business Corporation Act.

                                                              Page 8 of 16 Pages

Upon consummation of the Mergers, the articles of incorporation and bylaws of the Surviving Corporation shall be the articles of incorporation and bylaws of Miltope, as in effect immediately before the Effective Time, until thereafter amended in accordance with the Alabama Business Corporation Act.

As a condition and inducement to VTK and VTK Merger Sub's entering into the Merger Agreement and incurring the obligations set forth therein, Great Universal has entered concurrently into the Primary Voting Agreement and the Secondary Voting Agreement (collectively, the "Voting Agreements") with VTK, VTK Merger Sub and the Issuer, which are attached hereto as Exhibits 2 and 3, pursuant to which Great Universal has agreed, among other things, to vote the shares of the Issuer held by Great Universal in favor of the Mergers and the adoption of the Merger Agreement, upon the terms and subject to the conditions set forth therein. No additional consideration was paid to Great Universal by any of VTK, VTK Merger Sub or any of the Reporting Persons in connection with the execution and delivery of the Voting Agreements.

The purpose of the Voting Agreements is to assist VTK, VTK Merger Sub, the Issuer and Miltope in consummating the Mergers and other transactions contemplated under the Merger Agreement.

The foregoing summary of certain provisions of the Merger Agreement, the CVR Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreements are incorporated herein in their entirety where such references and descriptions appear.

Except as set forth above, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans). The Reporting Persons could in the future change their intentions with respect to any of such matters.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of at least 3,664,478 Shares as of October 21, 2003. These Shares constitute approximately 62.8% of the issued and outstanding Shares. However, (a) other than as specifically set forth in the Voting Agreements, the Reporting Persons are not entitled to any rights as a stockholder of the Issuer as to the foregoing Shares, and (b) the filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of
Section 13(d) or 13(g) of the Act, the beneficial owner of any of the Shares subject to the Voting Agreements.

Additionally, because of the relationships described in Item 2 above, STPL and Temasek may be deemed to beneficially own the shares beneficially owned by VTK Merger Sub. Both STPL and Temasek disclaim beneficial ownership of the shares beneficially owned by VTK Merger Sub.

The calculation of the percentages in the foregoing paragraphs is based on the number of shares disclosed to the Reporting Persons by the Issuer as outstanding as of October 21, 2003. Except as described in Item 4, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the agreements described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule A and between such persons and any person with

                                                              Page 9 of 16 Pages

respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Agreement and Plan of Merger, dated as of October 21, 2003, among Vision Technologies Kinetics, Inc., VTK Merger Subsidiary Corporation, Miltope Group Inc. and Miltope Corporation (Incorporated by reference to Exhibit
     2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on October 21, 2003 (the "Form 8-K")).

2. Primary Voting Agreement, dated as of October 21, 2003, by and among Vision Technologies Kinetics, Inc., VTK Merger Subsidiary Corporation, Miltope Group Inc., and Great Universal Incorporated (Incorporated by reference to
     Exhibit 2.2 of the Form 8-K).

3. Secondary Voting Agreement, dated as of October 21, 2003, by and among Vision Technologies Kinetics, Inc., VTK Merger Subsidiary Corporation, Miltope Group Inc., and Great Universal Incorporated (Incorporated by reference to Exhibit 2.3 of the Form 8-K).

4. Contingent Value Rights Agreement, dated as of October 21, 2003, by and among Miltope Group Inc., Miltope Corporation, Vision Technologies Kinetics, Inc., and Great Universal Incorporated (Incorporated by reference to Exhibit 2.4 of the Form 8-K).

5. Joint Filing Agreement, dated October 31, 2003, by and among Singapore Technologies Engineering Ltd, Vision Technologies Systems, Inc., Vision Technologies Kinetics, Inc., and VTK Merger Subsidiary Corporation.

                                                             Page 10 of 16 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 31, 2003                    SINGAPORE TECHNOLOGIES ENGINEERING
                                            LTD



                                            By: /s/ Chua Su Li
                                                --------------------------------
                                            Name:  Chua Su Li
                                            Title: Company Secretary



                                            VISION TECHNOLOGIES SYSTEMS, INC.



                                            By: /s/ J. Martin Ried
                                                --------------------------------
                                            Name:  J. Martin Ried
                                            Title: Secretary



                                            VISION TECHNOLOGIES KINETICS, INC.



                                            By: /s/ Thomas A. Hooper
                                                --------------------------------
                                            Name:  Thomas A. Hooper
                                            Title: Secretary & Treasurer



                                            VTK MERGER SUBSIDIARY CORPORATION



                                            By: /s/ Alfred Wayne Clark
                                                --------------------------------
                                            Name:  Alfred Wayne Clark
                                            Title: President & Treasurer

                                                             Page 11 of 16 Pages

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated as of October 21, 2003, among Vision Technologies Kinetics, Inc., VTK Merger Subsidiary Corporation, Miltope Group Inc. and Miltope Corporation (Incorporated by reference to Exhibit
     2.1 of the Form 8-K).

2. Primary Voting Agreement, dated as of October 21, 2003, by and among Vision Technologies Kinetics, Inc., VTK Merger Subsidiary Corporation, Miltope Group Inc., and Great Universal Incorporated (Incorporated by reference to
     Exhibit 2.2 of the Form 8-K).

3. Secondary Voting Agreement, dated as of October 21, 2003, by and among Vision Technologies Kinetics, Inc., VTK Merger Subsidiary Corporation, Miltope Group Inc., and Great Universal Incorporated (Incorporated by reference to Exhibit 2.3 of the Form 8-K).

4. Contingent Value Rights Agreement, dated as of October 21, 2003, by and among Miltope Group Inc., Miltope Corporation, Vision Technologies Kinetics, Inc., and Great Universal Incorporated (Incorporated by reference to Exhibit 2.4 of the Form 8-K).

5. Joint Filing Agreement, dated October 31, 2003, by and among Singapore Technologies Engineering Ltd, Vision Technologies Systems, Inc., Vision Technologies Kinetics, Inc., and VTK Merger Subsidiary Corporation.

                                                             Page 12 of 16 Pages

                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of STE:

Name, Business Address and Positions at STE         Present Principal Occupation         Citizenship
-------------------------------------------         ----------------------------         -----------
Peter Seah Lim Huat                                 President & CEO, Singapore           Singaporean
Singapore Technologies Pte Ltd                      Technologies Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Chairman, STE)

Tan Pheng Hock                                      President & CEO, STE                 Singaporean
51 Cuppage Road #09-08
StarHub Centre
Singapore 229469
(President and CEO, STE)

Koh Beng Seng                                       Director/Deputy President,           Singaporean
80 Raffles Place #05-00                             United Overseas Bank
UOB Plaza 1
Singapore 048624
(Director, STE)

Tan Guong Ching                                     Permanent Secretary, Ministry        Singaporean
New Phoenix Park                                    of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Director, STE)

MG Ng Yat Chung                                     Chief of Defence Force,              Singaporean
303 Gombak Drive                                    Ministry of Defence
#04-16 Mindef Building
Off Upper Bukit Timah Road
Singapore 669638
(Director, STE)

BG Bernard Tan Kok Kiang                            Commander 25 Division/Chief          Singaporean
Blk 252 #02-21                                      Armour Officer, Ministry of
Sungei Gedong Road                                  Defence
Singapore 718844
(Alternate Director to MG Ng Yat Chung, STE)

                                                             Page 13 of 16 Pages

Professor Lui Pao Chuen                             Chief Defence Scientist,             Singaporean
303 Gombak Drive                                    Ministry of Defence
#05-26 Mindef Building
Off Upper Bukit Timah Road
Singapore 669638
(Director, STE)

Quek Poh Huat                                       President, Temasek Holdings          Singaporean
c/o Singapore Power Ltd                             (Private) Limited
111 Somerset Road
16th  Floor, SP Building
Singapore 238164
(Director, STE)

Dr Philip Nalliah Pillai                            Senior Partner, Shook Lin & Bok      Singaporean
1 Robinson Road
#18-00 AIA Tower
Singapore 048542
(Director, STE)

Winston Tan Tien Hin                                Managing Director, Corporate         Singaporean
491B River Valley Road                              Brokers International Pte Ltd
#08-03 Valley Point
Singapore 248373
(Director, STE)

Lucien Wong Yuen Kuai                               Managing Partner, Allen &            Singaporean
36 Robinson Road                                    Gledhill
#18-01 City House
Singapore 068877
(Director, STE)

Venkatachalam Krishnakumar                          Vice President & Regional            Singaporean
300 Tampines Avenue 5                               Director, Operations &
#09-00 Tampines Junction                            Technology - Asia Pacific,
Singapore 529653                                    Citibank NA
(Director, STE)

Wee Siew Kim                                        President, Defence Business, STE     Singaporean
51 Cuppage Road #09-08
StarHub Centre
Singapore 229469
(President, Defence Business, STE)

Kuah Boon Wee                                       Chief Financial Officer, STE         Singaporean
51 Cuppage Road #09-08
StarHub Centre
Singapore 229469
(Chief Financial Officer, STE)

                                                             Page 14 of 16 Pages

The following is a list of the executive officers and directors of VTS:

Name, Business Address and Positions at VTS         Present Principal Occupation         Citizenship
-------------------------------------------         ----------------------------         -----------
General (Ret) John G. Coburn                        Chairman and CEO, Vision                  US
99 Canal Center Plaza, Ste 210                      Technologies Systems, Inc
Alexandria, Virginia 22314
(Chairman and CEO)

Tan Pheng Hock                                      President & CEO, Singapore           Singaporean
51 Cuppage Road #09-08                              Technologies Engineering
StarHub Centre
Singapore 229469
(Director)

Milton Eustis Cooper                                Retired                                   US
34 Shinnecock Dr
Palm Coast, FL 32137
(Director)

Paul Joseph Hoeper                                  Private Consultant                        US
1219 26th Road South
Arlington, VA 22202
(Director)

Dr. Hal Ravache                                     President, Stevens Institute of           US
Stevens Institute of Technology                     Technology
Castle Point on the Hudson
Hoboken, NJ 07030
(Director)

Tommy Goh                                           Chairman, 2G Capital PTE LTD         Singaporean
5 Shenton Way #28
UIC Building, Singapore 068808
(Director)

David Eaw                                           CFO, Vision Technologies             Singaporean
99 Canal Center Plaza, Ste 210                      Systems, Inc
Alexandria, Virginia 22314
(CFO)

J. Martin Ried                                      VP, Corporate Administration              US
99 Canal Center Plaza, Ste 210                      and Communications, VT Systems,
Alexandria, Virginia 22314                          Inc
(Secretary)

                                                             Page 15 of 16 Pages

The following is a list of the executive officers and directors of VTK:

Name, Business Address and Positions at VTK         Present Principal Occupation         Citizenship
-------------------------------------------         ----------------------------         -----------
General (Ret) John H. Tilelli, Jr.                  President & COO, Cyprus                   US
1201 E. Ablington Drive, Suite 400                  International
Alexandria, Virginia 22314
(Chairman)

General (Ret) John G. Coburn                        Chairman and CEO, Vision                  US
99 Canal Center Plaza, Ste 210                      Technologies Systems, In
Alexandria, Virginia 22314
(Director)

Leo J. Pigaty                                       Private Consultant                        US
7005 Sky Valley Way, NE
Albuquerque, New Mexico 87111
(Director)

Maurice N. Shriber                                  President, Norden Enterprises             US
6830 Spring Beauty Court
Springfield, Virginia 22152
(Director)

Choong Tow Patrick Choy                             EVP & Director, International        Singaporean
51 Cuppage Road #09-08                              Marketing, Singapore
StarHub Centre                                      Technologies Kinetics
Singapore 229469
(Director)

Wu Tzu Chien                                        President, Singapore                 Singaporean
51 Cuppage Road #09-08                              Technologies Kinetics
StarHub Centre
Singapore 229469
(Director)

Boyd E. King                                        CEO, VT Halter Marine, Inc                US
15055 Seaway Road
Gulfport, Mississippi 39503
(President)

Clarence C. Newby                                   VP, Business Development, VTK             US
225 Reinekers Lane, Ste 525
Alexandria, Virginia 22314
(Vice President)

Thomas A. Hooper                                    Director, Collins and Company             US
2111 Wilson Blvd, Ste 700
Arlington, Virginia 22201
(Secretary, Treasurer)

                                                             Page 16 of 16 Pages

The following is a list of the executive officers and directors of VTK Merger
Sub:

Name, Business Address and Positions
at VTK Merger Sub                                   Present Principal Occupation         Citizenship
------------------------------------                ----------------------------         -----------
Alfred Wayne Clark                                  VP, Business Development, VT              US
c/o Ralph H. Smith II, Registered Agent             Systems, Inc
1901 Sixth Avenue North, Ste 2900
Birmingham, Alabama 35203
(Director, President, Treasurer)

J. Martin Ried                                      VP, Corporate Administration              US
c/o Ralph H. Smith II, Registered Agent             and Communications, VT Systems,
1901 Sixth Avenue North, Ste 2900                   Inc
Birmingham, Alabama 35203
(Director, Vice President, Secretary)